Mail Stop 4561

April 18, 2008

Gregory A. Smith
Senior Vice President
and Chief Financial Officer
Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, Wisconsin 53202

RE: **Marshall & Ilsley Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Filed February 29, 2008
        File No. 001-33488

Dear Mr. Smith,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2007

Management's Discussion and Analysis

Summary of Loan and Lease Loss Experience and Credit Quality, page 35

1.   Per review of your loan and lease loss experience and credit quality disclosure, we note the following trends in your allowance for loan losses and provision:

- The allowance for loan losses as a percentage of total loans increased approximately 18% in 2007 from 2006;
- There has not been a change in your methodology of developing the allowance based on the underlying portfolios;
- There has been a continued deterioration in your loan portfolio specifically related to your construction and development loans, which has caused "elevated charge-offs and provisions;" and
- There have been significant increases in loan charge-offs, the provision for loan losses and the non-performing loans and leases balance in 2007 and in the first quarter of 2008.

Please revise future filings beginning with your next Form 10-Q to more clearly bridge the gap between significant changes your recent credit experience and evidence of changes in your overall credit environment with the modest increase in your reserve.

Financial Statements

Note 15, Long-term Borrowings, page 86

2.   Please tell us how you determined the proper accounting treatment related to your issuance of $400 million of 5.626% senior notes in exchange for the outstanding STACKS. Specifically, address how you determined whether the termination of the 3.90% junior subordinated debt qualified as a debt extinguishment with a gain or loss on termination under EITF 96-19. Please reference any and all additional accounting guidance used in your analysis.

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3490 if you have questions regarding our comments.

Sincerely,

Donald Walker
Senior Assistant Chief
Accountant